SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0167
Washington, D.C. 20549	Expires: December 31, 2014
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FORM 15/A
(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 000-54719

PUISSANT INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

520 Whitley Street, P.O. Box 1263, London Kentucky 40743
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

_________________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 65

Puissant Industries, Inc. (the “Issuer”) hereby requests immediate withdrawal of its Request  to terminate  the registration of its common shares (par value = $0.001) under Section 12(g) of the Exchange Act, which was filed with the Securities and Exchange Commission on March 15, 2013.  The Issuer hereby withdraws its Form 15 that was filed on March 15, 2013.

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Form 15 because the Form 15 filing was erroneously made based on false assumptions.  Please note that the Form 15 was a  voluntary filing under Section 12(g) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Puissant Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 21, 2013	By:	/s/ Mark E. Holbrook
Mark E. Holbrook, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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